LI-CYCLE HOLDINGS CORP. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated March 17, 2022 and provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle”) believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the three months ended January 31, 2022 and 2021. This MD&A should be read together with Li-Cycle’s condensed consolidated interim financial statements and related notes for the three months ended January 31, 2022 and 2021. Li-Cycle’s audited consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2021 included in our annual report on Form 20-F for the year ended October 31, 2021 (the "Annual Report"). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in our Annual Report. References in this section to “we,” “us,” "the Company", or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the business combination we completed with Peridot Acquisition Corp. on August 10, 2021 (the "Business Combination") and Li-Cycle Holdings Corp. and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.

Li-Cycle’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), as issued by the International Standards Boars ("IASB"). Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This MD&A should be read in conjunction with Li-Cycle’s annual consolidated financial statements as at and for the fiscal year ended October 31, 2021 and the related MD&A. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled "Components of Results of Operations—Basis of Presentation."

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Company Overview
Li-Cycle is an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America. When we refer to ourselves as the leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce critical battery materials, including nickel sulphate, cobalt sulphate, and lithium carbonate. We have a market-leading position in North America through our two operational Spokes in Kingston, Ontario and Rochester, New York, respectively. We are currently developing our first commercial-scale Hub in Rochester, New York. We have also announced the development and construction of additional Spokes in Gilbert, Arizona and near Tuscaloosa, Alabama. Further, we have announced the development of a co-located Spoke with a strategic industry partner in Warren, Ohio and our first two European Spokes in Norway (the "Norway Spoke") and Germany (the "Germany Spoke"). For ease of presentation, the five Spokes in development and construction will be collectively referred to in this MD&A as the "Spoke Capital Projects."

For the three months ended January 31, 2022 and 2021, Li-Cycle’s revenue was $3.8 million and $1.0 million, respectively. For the three months ended January 31, 2022 and 2021, Li-Cycle recorded a net profit of $28.5 million and a net loss of $6.8 million and an Adjusted EBITDA1 loss of $16.9 million and $3.7 million, respectively.

Current Situation with Respect to COVID-19
Since the outbreak of the COVID-19 pandemic in March 2020, governmental authorities implemented certain protective measures, such as travel restrictions, quarantines, shelter-in-place orders and shutdowns, in order to contain its spread and reduce its impact. This pandemic has significantly disrupted economies around the world.

The United States is one of the largest markets for lithium-ion battery recycling and COVID-19 continues to have a materially adverse impact in North America. The continuous spread of COVID-19 has caused lockdowns and shutdowns of manufacturing facilities. Therefore, many industry sectors, including the automotive sector, have been negatively impacted and continue to be unable to produce at capacity. The continued impact of COVID-19 on manufacturing production may lead to less demand for lithium-ion batteries, impacting the resulting contribution of batteries and battery-related scrap material to the recycling market over the short-to-medium term.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. As a result, Li-Cycle’s operations have been considered an essential service in both Canada and the United States and, as a result, Li-Cycle’s plants have continued operations during the COVID-19 pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle shut down its commercial headquarters in March 2020 and enforced a work-from-home mandate. The company has ,at times, experienced slow downs and interruptions in its battery supply chain. Li-Cycle re-opened its office facilities in November 2021. A second temporary closure of the commercial headquarters occurred in the first quarter of 2022 related to the Omicron variant; the Company is currently working with employers on a gradual and safe return to the office.

Li-Cycle cannot currently predict the duration of the impact of the COVID-19 pandemic on its operations. Continuing effects of the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant may cause governments to impose new restrictive measures, result in employee absences from work or result in negative economic effects, which in each case could have a material adverse impact on Li-Cycle’s operations, development and construction activities and financial condition.

Comparability of Financial Information
Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project our future results, and therefore such projections should not be relied on as indicative of future results. Demand for lithium-ion battery recycling has continued to exceed our internal projections and, in order to meet this growing demand, we have decided to increase and accelerate our investment in the build-out of our recycling capacity in certain respects. For example, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, we have, among other things, announced the development of the Spoke Capital Projects, increasing our processing capacity beyond that of our previous plans and projections. We have also announced the increase of expected processing capacity and
1 Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. See “Non-IFRS Measures” in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

development costs at our Rochester Hub. Our actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.

Key Factors Affecting Li-Cycle’s Performance
We believe that Li-Cycle’s performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”
Availability of Lithium-Ion Batteries for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling through its contracts with suppliers. The Company maintains commercial contracts with leaders in the electric vehicle ("EV") and lithium-ion battery ecosystem, including consumer electronics, manufacturing scrap, energy storage, and auto OEMs and transportation companies. Li-Cycle currently has over 100 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap and we expect Li-Cycle to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers. We expect Li-Cycle’s supply pipeline to grow as suppliers grow volumes of batteries and manufacturing scrap available for recycling due to the continuing trend toward electric vehicles, and as Li-Cycle continues to source additional supplier relationships. However, there can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing suppliers or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s results of operations and financial condition.

On May 11, 2021, Li-Cycle announced its entry into an agreement with Ultium Cells LLC (“Ultium”), a joint venture between General Motors and LG Energy Solution, Ltd. (“LGES”), pursuant to which Ultium will supply to Li-Cycle, and Li-Cycle will purchase and recycle, up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Warren, Ohio mega-factory. On January 27, 2022, Li-Cycle announced the development of a co-located Spoke in Warren, Ohio to enhance its ability to service Ultium's recycling needs.

Customer Demand for Lithium-Ion Recycled Raw Materials

Li-Cycle has entered into two agreements with Traxys North America LLC ("Traxys") covering off-take from its Spokes and Hubs. See the section titled “Item 4. Information on the Company—B. Business Overview —Our Commercial Contracts — Advanced Material Spoke and Hub Offtake with Traxys” in the Annual Report.

On December 14, 2021, Li-Cycle announced the entry into a non-binding letter of intent with each of LGES and LG Chem, Ltd. (“LGC”) setting forth proposed terms of a potential nickel-bearing lithium-ion battery scrap supply and nickel sulphate off-take arrangement among the Company, LGES and Traxys and a potential nickel sulphate off-take arrangement among the Company, LGC and Traxys (the “LG Off-take Agreements”). The LG Off-take Agreements, which remain subject to negotiation and mutual agreement among the parties, are intended to cover (among other things), the sale through Traxys to LGES or LGC, as applicable, of certain battery-grade nickel sulphate from the Company’s planned Rochester Hub for a ten-year period.

Li-Cycle expects to enter into additional off-take customer agreements in the future.

Ability to Build Out Additional Facilities

Li-Cycle is confident in its ability to scale the business as currently planned. Li-Cycle has a market-leading position in North America through its two operational commercial Spokes in Kingston, Ontario, and Rochester, New York, and is developing the Rochester Hub. Li-Cycle has also announced the development and construction of the Spoke Capital Projects. Li-Cycle is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific. Li-Cycle’s continued growth and results of operations will be negatively impacted if it is unable to continue to scale its operations.

International operations are subject to certain risks inherent in doing business abroad, including:

•political, civil and economic instability;
•risks of war and other hostilities;
•corruption risks;
•trade, customs and tax risks;
•currency exchange rates and currency controls;
•limitations on the repatriation of funds;
•insufficient infrastructure;
•restrictions on exports, imports and foreign investment;
•economic sanctions;
•increases in working capital requirements related to long supply chains;
•changes in labor laws and regimes and disagreements with the labor force;
•difficulty in protecting intellectual property rights; and
•different and less established legal systems.

Expanding our business in international markets, including the construction and operation of the Norway Spoke and Germany Spoke, is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effects on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our results of operations.

Commodity and Specialty Prices

Li-Cycle currently recognizes revenue from, among other things, sales of three intermediate products, black mass, mixed copper and aluminum and mixed plastics produced at Li-Cycle’s Spokes. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

The price Li-Cycle can charge for its end products is tied to commodity and specialty pricing for nickel, cobalt, and lithium, among others. This can lead to variability in revenues, but we believe the wide range of materials Li-Cycle produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Research and Development

Li-Cycle continues to conduct research and development ("R&D") centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and others related to its Spoke & Hub Technologies™.

Components of Results of Operations
Basis of Presentation

Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s significant accounting policies, refer to Note 2 in the accompanying condensed consolidated interim financial statements of Li-Cycle for the three months ended January 31, 2022 and 2021 . Li-Cycle’s fiscal year end is October 31.

Revenue
Li-Cycle recognizes revenue from: (i) sales of products, which currently include three intermediate products, being black mass, mixed copper and aluminum and mixed plastics from Li-Cycle’s Spokes; and (ii) providing the service of recycling lithium-ion batteries, which includes coordination of logistics and destruction of batteries. We expect Li-Cycle’s sales of products to increase as a percentage of overall revenue as more Spokes, the Rochester Hub and additional Hubs become operational over time. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

For product sales, revenue is recognized when control of the goods has transferred, meaning when the goods have been picked up by the customer or shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle at the point of delivery, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. The revenue recognized is based on commodity prices at the time of delivery. Under Li-Cycle’s standard contract terms, customers do not have a right of return. We estimate the amount of consideration to which we expect to be entitled under provisional pricing arrangements based on commodity prices at the time of delivery. The amount of consideration for black mass and mixed copper and aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and to the related accounts receivable.
Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.

Operating expenses

Primary expense categories for Li-Cycle include employee salaries and benefits, raw materials and supplies, professional fees (which include consulting and other advisor fees), share-based compensation, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, we expect to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated. The amount of consulting and professional fees Li-Cycle expects to incur is commensurate with the engineering requirements associated with its Rochester Hub project and its Spoke Capital Projects, as well as requisite expenses for legal and audit as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Other Income and Expense

Other income and expense consists of foreign exchange gain and loss, interest income and expense, fair value gain and loss on financial instruments. Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of such debt. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date.

Results of Operations
Comparison of the three months ended January 31, 2022 and 2021

Three months ended		$	%
January 31,		Change	Change
2022	2021

	(amounts in thousands, except per share data)

Revenues	3,838	1,017	2,821	277%
Product sales	3,622	913	2,710	297%
Recycling Services	216	104	111	106%

Operating expenses	22,571	7,221	15,350	213%
Employee salaries and benefits	7,779	1,698	6,080	358%
Professional fees	2,874	2,434	440	18%
Share-based compensation	5,199	746	4,453	597%
Raw materials and supplies	1,414	414	1,000	241%
Office, administrative and travel	2,845	304	2,540	835%
Depreciation	1,834	527	1,307	248%
Research and development	342	527	(185)	(35)%
Freight and shipping	210	291	(81)	(28)%
Plant facilities	437	214	223	104%
Marketing	449	142	307	217%
Change in Finished Goods Inventory	(811)	(78)	(734)	945%
Other (income) expenses	(47,280)	642	(47,922)	(7464)%
Fair value (gain) loss on financial instruments	(50,872)	—	(50,872)	100%
Interest expense	3,741	251	3,491	1392%
Foreign exchange (gain) loss	(11)	392	(403)	(103)%
Interest income	(138)	(1)	(137)	19089%

Net profit (loss) and comprehensive income (loss)	28,547	(6,845)	35,393	(517)%
Earnings (loss) per common share - basic	0.17	(0.07)	0.25	(338)%
Earnings (loss) per common share - diluted	0.17	(0.07)	0.24	(331)%
Weighted average number of common shares outstanding	163,845	93,475	70,370	75%
Dilutive number of shares	168,705	93,475	75,230	80%

Revenue
For the three months ended January 31, 2022, Li-Cycle’s revenues increased to $3.8 million, compared to $1.0 million in the corresponding periods of 2021, respectively, a 277% increase when compared to the corresponding previous year prior period. The revenue growth was mainly attributable to increases in product sales and commodity prices. In the three months ended January 31, 2022, the Ontario Spoke and the New York Spoke were processing meaningful quantities of battery scrap, with production of 699 tonnes of black mass in the three months ended January 31, 2022, compared to 239 tonnes of black mass produced in the corresponding period of 2021 when the New York Spoke was in the early stage of ramping up. Revenues from product sales were approximately $3.6 million while revenues from recycling services were approximately $0.2 million, for the three months ended January 31, 2022.

Operating expenses

For the three months ended January 31, 2022, operating expenses increased by 213%, compared to the corresponding period of 2021, reflecting the continued expansion of Li-Cycle's operations in North America. The increase in personnel costs of $6.1 million, for the three months ended January 31, 2022 relates to the addition of operational, corporate, commercial, and engineering personnel as Li-Cycle continues to pursue its expansion plan. The professional fees incurred in the three months ended January 31, 2022 is commensurate with requisite legal, audit and tax advisory services in support of the Company's growth plans as a public company. The share-based compensation for the quarter included an expense of $0.0 million relating to the accelerated vesting of stock options.

The increase in raw materials and supplies of $1.0 million for the three months ended January 31, 2022 is mainly a result of strong sales volume and increased inventory production from operations of the Ontario Spoke and the New York Spoke. Office and administrative expenses increased mainly as a result of higher insurance premiums associated with being a public company.

Other (Income) Expenses

Other income was $47.3 million in the three months ended January 31, 2022, compared to $0.6 million of other expenses in the three months ended January 31, 2021. The change was primarily due to fair value gains on financial instruments in the three months ended January 31, 2022 which were driven by changes in the fair value of warrants of $36.2 million and changes in the fair value of the conversion feature of convertible debt of $14.7 million, offset by interest expenses on convertible debt and lease liabilities.

Net profits (loss)

Net profit was $28.5 million in the three months ended January 31, 2022, compared to a net loss of $6.8 million in the three months ended January 31, 2021. Net profit (loss) for both periods was driven by the factors discussed above. In addition, excluding fair value gains and other adjusted items Adjusted EBITDA loss was $16.9 million in the three months ended January 31, 2022, compared to $3.7 million in the corresponding 2021 periods. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business, as discussed Non-IFRS Measures above. A reconciliation of Adjusted EBITDA loss to Net profit (loss) is provided in the section “Non-IFRS Measures” below.

Comparison of Statement of Financial Position

	January 31, 2022	October 31, 2021
Assets	(amounts in thousands)
Cash and cash equivalents	552,242	596,858
Other current assets	28,979	14,891
Plant and equipment	41,370	26,389
Other non-current assets	28,122	27,010
Total Assets	650,713	665,148
Liabilities
Current liabilities	21,432	21,578
Convertible debt	89,445	100,878
Warrants	—	82,109
Other non-current liabilities	26,368	26,862
Total Liabilities	137,245	231,427
Shareholders' equity	513,468	433,721
Total liabilities and shareholders' equity	650,713	665,148
Assets

Cash and cash equivalents were $552.2 million as at January 31, 2022 compared to $596.9 million as at October 31, 2021. The decrease in cash was primarily driven by ongoing operating expenses and purchases for the construction of the Rochester Hub equipment and Spoke modules. The increase in working capital requirements was driven by an increase in accounts receivable related to the Company's growth as well as a decrease in accounts payable due to timing.

Property plant and equipment was $41.4 million as at January 31, 2022 compared to $26.4 million as at October 31, 2021. This increase was primarily driven by purchases for the construction of the Rochester Hub as well as the Arizona Spoke and Alabama Spoke assets.

Liabilities

Convertible debt, representing the Spring Creek Capital Convertible Note, was $89.4 million as at January 31, 2022 compared to $100.9 million as at October 31, 2021. The decrease is primarily driven by a fair value gain on the embedded derivative and offset by accretion and accrued interest. Warrant liability decreased to nil as at January 31, 2022 as of result of the redemption of all of Li-Cycle's outstanding warrants and the make-whole exercise as described in the notice of redemption dated December 27, 2021. As of January 31, 2022, no warrants were outstanding.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the five most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three months ended
(amounts in thousands, except per share data)	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021
Revenue	$3,838	$4,391	$1,709	$257	$1,017
Net profit (loss)	$28,547	$(204,969)	$(6,897)	$(7,848)	$(6,845)
Earnings (loss) per share, basic	$0.17	$(1.31)	$(0.07)	$(0.08)	$(0.07)
Earnings (loss) per share, diluted	$0.17	$(1.31)	$(0.07)	$(0.08)	$(0.07)
We became a reporting issuer for the purposes of Ontario securities laws on August 10, 2021. Over the last five quarters, our results were primarily impacted by the continued development, construction and commissioning of our Ontario and New York Spokes, the development and construction of the Spoke Capital Projects and the Rochester Hub, and costs and expenses incurred in connection with our growth plan, including personnel and facilities costs and legal, audit and tax advisory services in support of the Company's growth plans as a public company. Our results were also impacted by costs and expenses incurred in connection with the completion of the Business Combination in August 2021, including listing fee of $152.7 million in the three months ended October 31, 2021, and by fair value gain (loss) on financial instruments relating to warrants and convertible debt.

Non-IFRS Measures
The Company uses the non-IFRS measure of Adjusted EBITDA. Management believes that this non-IFRS measures provides useful information to investors in measuring the financial performance of the Company and is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. These measures do not have a standardized meaning prescribed by IFRS and term therefore may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods.

These adjustment items include foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost. The following table provides a reconciliation of net profit (loss) to Adjusted EBITDA loss.

	Three months ended
	January 31,
	2022	2021
	(dollar amounts in thousands)

Net profit (loss)	28,547	(6,845)
Depreciation	1,834	527
Interest expense (income)	3,604	250
EBITDA (loss)	33,984	(6,068)
Foreign exchange (gain) loss	(11)	392
Fair value gain on financial instruments (1)	(50,872)	—
Forfeited SPAC transaction cost	—	2,000
Adjusted EBITDA loss	(16,899)	(3,676)

(1) Fair value gain on financial instruments relates to warrants, which were redeemed and no longer outstanding as of January 31, 2022, and convertible debt.
Spoke Capital Projects

We have three Spokes in development in North America, namely the Arizona Spoke, the Alabama Spoke and the Ohio Spoke, and two Spokes in development in Europe, namely the Norway Spoke and the Germany Spoke. Collectively, these Spoke Capital Projects are expected to have a recycling capacity of 55,000 tonnes (11 GWh equivalent) per year, in addition to our existing operational Spoke capacity in Ontario and New York of 10,000 tonnes (2 GWh equivalent) per year.

Arizona Spoke

In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. The Phoenix metropolitan area is strategically proximate to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of expected continued growth of lithium-ion batteries available for recycling due to the growing electric vehicle industry in Arizona, Nevada and other western U.S. States. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. Construction of the first line is approaching completion with commissioning expected to be completed in Q2 2022.

Alabama Spoke

On September 8, 2021, Li-Cycle announced the development and construction of the Alabama Spoke. The Alabama Spoke is located near Tuscaloosa, Alabama, in a region where we expect there will be continued growth of lithium-ion battery materials available for recycling due to the growing electric vehicle industry in Alabama and the U.S. Southeast. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. The Alabama Spoke project is currently in the detailed engineering and facility construction stage. We expect the Alabama Spoke to be constructed, commissioned and operational in 2022.

Ohio Spoke

On January 27, 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC ("Ultium") battery cell manufacturing mega-factory in Warren, Ohio. Ultium plans to construct a new building for the Ohio Spoke, where Li-Cycle expects to install and operate its proprietary Spoke technology and equipment after construction is complete. The Ohio Spoke is expected to have a recycling capacity of 15,000 tonnes (3 GWh equivalent) per year, and is expected to be operational by early 2023. The Ohio Spoke will enhance Li-Cycle’s ability to serve Ultium's recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products. The Ohio Spoke will help Li-Cycle service the previously awarded contract for Li-Cycle to process battery manufacturing scrap from Ultium's Ohio mega-factory.

Norway Spoke

On January 26, 2022, Li-Cycle announced that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of the joint venture, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norway Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have a recycling capacity of 10,000 tonnes (2 GWh equivalent) of lithium-ion batteries per year, including battery manufacturing scrap, full electric vehicle packs, and energy storage systems. The facility is expected to be operational in early 2023. Li-Cycle has also expects to engage Koch Engineered Solutions (KES) to construct, test, and ship the Company’s Norway Spoke. This collaboration initiative follows on the previously announced investment in Li-Cycle by an affiliate of Koch Strategic Platforms, LLC called Spring Creek Capital, LLC (the Spring Creek Capital Convertible Note, described below).

Germany Spoke

On January 27, 2022, Li-Cycle announced the development of a second European Spoke in Germany. The Germany Spoke is expected to have a recycling capacity of at least 10,000 tonnes (2 GWh equivalent) per year, and is expected to be operational during 2023. Upon selecting a site for the Germany Spoke, Li-Cycle expects to incur expenses in connection with the site lease, detailed engineering, facility construction and local site plan and environmental permit approvals.

Capital Costs of the Spoke Capital Projects

We expect our total investment to construct, commission and commence operations for the Spoke Capital Projects to be approximately $50.0 million. As of January 31, 2022, we have spent approximately $15.8 million on detailed engineering, equipment procurement and facility-related expenditures in connection with the Spoke Capital Projects.

Additional Spokes

Li-Cycle plans to develop additional Spokes in North America, as well as Europe and the Asia Pacific region. In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in October 2021 where Li-Cycle will fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, any new Spoke site. Li-Cycle has also engaged Koch Engineered Solutions (“KES”), which provides engineering, procurement, and construction services, to construct, test, and ship plant and equipment for the Company’s Norway Spoke facility. Li-Cycle and KES are exploring commercial opportunities to support the global deployment of incremental Spoke facilities.

Hub Capital Projects

Rochester Hub

Li-Cycle’s first commercial Hub will be located in Rochester, New York, and is currently in the project execution phase (the "Rochester Hub"). The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities, logistics, and other physical infrastructure. Li-Cycle’s Spoke facilities in North America, which will produce black mass, will be the primary suppliers of feedstock for the Rochester Hub.

Li-Cycle completed a definitive feasibility study with respect to the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process

35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes or 18 GWh of lithium-ion battery equivalent feed annually). This represents an increase in nameplate input processing capacity of approximately 40% compared to the pre-feasibility study completed by the Company in June 2020. With its increased capacity, the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 electric vehicles per year. Key design and cost changes to the Rochester Hub relative to the June 2020 pre-feasibility study largely include, but are not limited to: (1) higher material costs due to increased size and supply chain inflationary impacts; (2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and (3) up-sizing of nameplate output capacity, resulting in expected output capacity of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate (being 250% and 160% higher and approximately 65% lower, respectively, compared to the pre-feasibility study). Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash. Li-Cycle also expects to explore various opportunities to optimize its capital structure, for example, with potential credit from government-related institutions.

Li-Cycle has engaged Hatch Ltd. as its engineering, procurement and construction management contractor for the project and is in the process of selecting its general contractor. Procurement has commenced on long-lead items and the Company has obtained firm-price competitive quotes for 80% of the required equipment for the Rochester Hub. Li-Cycle commenced construction on the Rochester Hub site in January 2022 and expects to reach mechanical completion, commissioning and start-up in 2023, subject to the receipt of remaining regulatory and other approvals. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations.

As of January 31, 2022, Li-Cycle had spent approximately $28.4 million on the development of the Hub, including on definitive engineering, pre-feasibility, and definitive feasibility studies, equipment purchases, and other expenditures.

Li-Cycle has been granted a special use permit, site plan approval, and special permit and area variance for hazardous material storage tanks from the Town of Greece, New York, all subject to certain conditions. The New York State Environmental Quality Review Act (“SEQRA”) process was completed in November 2021. The New York State Department of Environmental Conservation (“NYSDEC”) issued a permit for air emissions from the Rochester Hub in March 2022, which is a key permitting step to advance the construction process from earthworks to the construction of permanent infrastructure.

The remaining anticipated regulatory and other approvals required to develop and construct the Rochester Hub consist of subdivision approval and building permits from the Town of Greece, as well as the approval of storm water discharge and chemical bulk storage permits, and a petroleum bulk storage registration granted by the NYSDEC.

Liquidity and Capital Resources
Sources of Liquidity
We intend to meet our currently anticipated capital requirements through cash on hand. As a result of our Business Combination and related private placement of common shares (the "PIPE Financing") on August 10, 2021 and the convertible debt issued on September 29, 2021, we significantly de-levered our balance sheet and have no material debt maturities until September 29, 2026. As at January 31, 2022, we had $552.2 million of cash on hand and convertible debt of $89.4 million.

Currently, our primary need for liquidity is to fund working capital requirements of our business, capital expenditures related to the development and construction of our Rochester Hub and new Spoke facilities, debt service obligations and general corporate purposes. Our primary source of liquidity is the funds raised from the Business Combination, the PIPE Financing and the Spring Creek Capital Convertible Note financing (as defined below) completed in September 2021, as well as funds generated by operating activities.

Our capital and operating expenditures have increased, and we expect will continue to increase, significantly in connection with our ongoing activities, as we: complete the development and construction of the Rochester Hub; complete the development and construction of the Spoke Capital Projects; expand globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements; continue to invest in our technology, R&D efforts and the expansion of our intellectual property portfolio; increase our investment in logistics infrastructure for the transportation of intermediate products from Spokes to Hubs; obtain, maintain and improve our operational, financial and management information systems; hire additional personnel; and operate as a public company.

Our ability to fund our capital and operating expenditures, make scheduled debt payments and repay or refinance indebtedness depends on our future operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, including COVID-19. Over the mid-to-longer term, we expect we will need to secure additional equity and debt financing to continue to fund our current growth strategy. Such additional funds may not be available when we need them on terms that are acceptable to us, or at all.

Debt Obligations

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Spring Creek Capital (an affiliate of Koch Strategic Platforms, LLC) and issued to Spring Creek Capital an unsecured convertible note due September 29, 2026 (the “Spring Creek Capital Convertible Note”) under the Note Purchase Agreement in the principal amount of $100 million, in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

The Spring Creek Capital Convertible Note matures five years from the date of issuance and accrues interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the Spring Creek Capital Convertible Note is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%) per annum. Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%. On March 5, 2021, The Financial Conduit Authority announced the retirement of the LIBOR rate, ceasing the publication of the LIBOR rate relevant to this Convertible Note as of June 30, 2023. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published.

The principal and accrued interest owing under the Spring Creek Capital Convertible Note may be converted at any time by the holder into the Company’s common shares (the “common shares”), at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the Spring Creek Capital Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the Spring Creek Capital Convertible Note at any time by payment in cash of an amount equal to 130% of the principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the Spring Creek Capital Convertible Note by payment in cash of an amount equal to the outstanding principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount.

The Spring Creek Capital Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Spring Creek Capital Convertible Note by payment in cash of an amount equal to the outstanding principal amount of the Spring Creek Capital Convertible Note and all accrued interest owing under the Spring Creek Capital Convertible Note, plus the Make-Whole Amount. The Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

The Company granted certain registration rights to Spring Creek Capital under the Note Purchase Agreement. The Company has filed a registration statement for the benefit of Spring Creek Capital in accordance with those registration rights and has agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Spring Creek Capital Convertible Note) effective until the earlier of (x) the third anniversary of the issuance of the Spring Creek Capital Convertible Note or (y) the date on which the holder of the Spring Creek Capital Convertible Note ceases to hold any common shares issued or upon conversion of the Spring Creek Capital Convertible Note.

On September 29, 2021, in connection with the Spring Creek Capital Convertible Note investment, the Company, Koch Strategic Platforms, LLC (“KSP”) and Spring Creek Capital entered into a Standstill Agreement (the “Standstill Agreement”), which restricts KSP, Spring Creek Capital and their affiliates from taking certain actions until the later of the conversion of the Spring Creek Capital Convertible Note in full or twelve months from the issuance of the Spring Creek Capital Convertible Note (the “Standstill Period”). The actions that KSP, Spring Creek Capital and their affiliates are restricted from taking during the Standstill Period include, among others, (A) the acquisition of additional voting securities of the Company if, after giving effect to such acquisition, KSP and its subsidiaries and affiliates would beneficially own or exercise control or direction over voting securities of the Company having aggregate voting rights equal to or greater than 9.9% of the aggregate voting power of the Company (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

Cash Flows Summary
Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended
	January 31,
	2022	2021
	(in thousands)
Cash flows used in operating activities	$(18,684)	$(6,706)
Cash flows used in investing activities	(25,163)	(2,821)
Cash flows from financing activities	(770)	22,677
Net change in cash	$(44,616)	$13,150

Cash Flows Used in Operating Activities

For the three months ended January 31, 2022, cash flows used in operating activities were approximately $18.7 million, and were primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint. The period over period increase in cash flows used in operating activities for the three months ended January 31, 2022 were primarily the result of an increase in operating expenses of $15.4 million compared to the corresponding period in 2021. The timing of payables, along with the increase in customer receivables during the three months ended January 31, 2022, contributed to a larger working capital usage as compared to the corresponding period in 2021.

Cash Flows Used in Investing Activities

For the three months ended January 31, 2022, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Spoke Capital Projects and the Rochester Hub. For the three months ended January 31, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Ontario Spoke and New York Spoke.

Cash Flows from Financing Activities

Cash flows used in financing activities in the three months ended January 31, 2022 related primarily to the repayment of lease liabilities whereas, in the three months ended January 31, 2021, cash flows from financing activities related to a private placement of 281,138 Class A shares of Li-Cycle Corp in November 2020.

Contractual Obligations and Commitments
The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of January 31, 2022, and the years in which these obligations are due.

	Payment due by period
	(in thousands)
Contractual Obligations	Total	Less than	1 - 3 years	3 - 5 years	More than
		1 year			5 years
Accounts payable and accrued liabilities	$16,850	$16,850	$—	$—	—
Lease liabilities	38,779	6,214	9,420	7,853	15,291
Loan payable	41	6	13	14	7
Restoration provisions	302	85	—	55	163
Convertible Debt	141,060	—	—	141,060	—

Total as of January 31, 2022	197,032	23,155	9,433	148,983	15,461
Note:
(1)    On December 1, 2021, Li-Cycle entered into an additional warehouse lease for the Ontario Spoke. The lease covers approximately 8,600 square feet of additional space within the existing building used as a warehousing space for the Ontario Spoke. The lease has a term of 2 years and increases the Company's contractual obligations by undiscounted cash flows of approximately $128,000 over the term of the lease.

As of January 31, 2022, there were $124.5 million in committed purchase orders or agreements for equipment and services compared to $6.9 million as of October 31, 2021.

We expect Li-Cycle to enter into premises leases for additional Spokes and/or Hubs in the fiscal year end ending October 31, 2022.

Related Party Transactions
Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three months ended January 31, 2022, the Company incurred expenses of $6,358 in relation to this vendor, compared to $6,198 for the three months ended January 31, 2021.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three months ended January 31, 2022, the Company incurred expenses of $2,100 in relation to this vendor, compared to $27,658 for the three months ended January 31, 2021.

The Company has engaged Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with marketing items and employee gifts since April 1, 2020. During the three months ended January 31, 2022, the Company incurred expenses of $33,779 attributable to this vendor, compared to $19,273 for the three months ended January 31, 2021.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services since September 1, 2020. During the three months ended January 31, 2022, the Company incurred expenses of $22,104 attributable to this vendor, compared to $36,126 for the three months ended January 31, 2021.

Consulting Agreements
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. Shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. During the three months ended January 31, 2022, Mr. Tse was paid aggregate fees under this agreement of $14,100, compared to nil for the three months ended January 31, 2021. The consulting agreement was terminated on January 19, 2022.

Off-Balance Sheet Arrangements
During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates
Li-Cycle’s condensed consolidated interim financial statements for the three months ended January 31, 2022 and 2021 have been prepared in accordance with IFRS under Internation Accounting Standard (IAS) 34 using the significant accounting policies and measurement bases that are in effect as of January 31, 2022, as summarized in Note 2 to the condensed consolidated interim financial statements. These were used throughout all periods presented with any applicable changes noted in the condensed consolidated interim financial statements of Li-Cycle for the three months ended January 31, 2022 and 2021.

Revenue

The Company recognizes revenue from the sale of black mass when the goods have been shipped to the customer’s location (delivery). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper/aluminum sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation).

Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable.

Given the significance of revenue and the level of judgment involved in the provisional pricing, revenue recognition is considered a critical accounting policy.

Convertible debt instruments

The components of convertible debt instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as equity, its value is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the issuer elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.
Outstanding Share Data
As of March 17, 2022, and including the results of the redemption of outstanding warrants to purchase common shares of the Company, Li-Cycle had the following issued and outstanding common shares, common shares issuable upon conversion of the convertible debt and upon exercise of stock options and restricted share units:

Number of common shares outstanding or issuable upon conversion or exercise
Common shares outstanding	168,891,877
Convertible debt	7,694,160
Stock options	6,016,271
Restricted share units	2,106,738

On December 27, 2021, Li-Cycle issued a notice of redemption indicating that it would redeem on January 26, 2022 (the "Redemption Date"), all of its outstanding warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the warrants could have been: (i) exercised by holders, at an exercise price of $11.50 per common share; or (ii) surrendered by holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder received a number of common shares determined in accordance with the terms of the Warrant Agreement. On January 11, 2022, Li-Cycle issued a notice indicating that holders who surrendered their warrants pursuant to the Make-Whole Exercise received 0.253 common shares per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in a Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Disclosure Controls and Procedures
Li-Cycle maintains a set of disclosure controls and procedures (as defined in Multilateral Instrument 52-109) designed to provide reasonable assurance that information required to be disclosed in its public filings or otherwise under securities legislation is recorded, processed, summarized and reported on a timely basis and that such controls and procedures are designed to ensure that information required to be so disclosed is accumulated and communicated to its management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. With the supervision and participation of Li-Cycle’s senior management team, the Chief Executive Officer of Li-Cycle (the “CEO”) and the Chief Financial Officer (“CFO”) of Li-Cycle have evaluated the effectiveness of the disclosure controls and procedures of Li-Cycle as of October 31, 2021. Based on that evaluation, those officers have concluded that, as of October 31, 2021, such disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to Li-Cycle was made known to management, and (ii) information required to be disclosed by Li-Cycle in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Internal Control Over Financial Reporting
Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Prior to August 10, 2021, Li-Cycle was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination with Peridot Acquisition Corp, Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim condensed consolidated interim financial statements may not be prevented or detected on a timely basis.

Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively.
We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal control over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further improve and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We will provide an update on the progress of the remediation on a quarterly basis.

Quantitative and Qualitative Disclosures About Market Risk
Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

It is management’s opinion that Li-Cycle is not exposed to significant currency risk as its cash is denominated in both Canadian and U.S. dollars and funds its operations accordingly. Up to October 31, 2020, most of Li-Cycle’s transactions were in Canadian dollars. Effective November 1, 2020, Li-Cycle changed its functional currency to U.S. dollars given the shift in currency of most of Li-Cycle’s transactions to U.S. dollars.

At January 31, 2022, the Company had Canadian dollar denominated cash of approximately Cdn. $3.2 million and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $25.3 million. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the condensed consolidated interim financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at January 31, 2022, would have increased the foreign exchange loss for the year by approximately $0.9 million while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt in the form of convertible debt.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.

The Company's revenue and accounts receivable primarily come from two key customers. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer's financial health prior to engaging in business.

Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, and as further highlighted in Note 2 to the fiscal January 31, 2022 condensed consolidated interim financial statements of Li-Cycle for the three months ended January 31, 2022 and 2021, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Change in Certifying Accountant

Our Audit Committee conducted a review process to consider the selection of the Company’s independent registered public accounting firm for its 2022 fiscal year, which has resulted in the selection of KPMG LLP
(“KPMG”) as the Company’s new external auditor.

Resignation/Dismissal of independent registered public accounting firm

On January 31, 2022, the Company, upon the recommendation of the Audit Committee and the approval of the Board, dismissed Deloitte LLP (“Deloitte”) as its independent registered public accounting firm. Deloitte’s resignation was subject to the completion of Deloitte’s audit of the Company’s financial statements for the fiscal year ended October 31, 2021, and filing of the Company’s Annual Report on January 31, 2022.

The reports of Deloitte on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended October 31, 2021, and 2020, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter in their report and there were no reportable events.

Engagement of new independent public accounting firm

On January 31, 2022, the Board of Directors of Li-Cycle, acting on the recommendation of the Audit Committee, appointed KPMG as the Company’s external auditor for its 2022 fiscal year to replace Deloitte as the Company’s independent registered public accounting firm for the fiscal year ended October 31, 2022.

During the fiscal years ended October 31, 2021 and October 31, 2020 and through the date hereof, neither the Company nor anyone on its behalf has consulted with KPMG regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The appointment of KPMG is subject to shareholder approval at the Company’s 2022 annual meeting of shareholders.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this MD&A constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, among other things, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:
•discuss future expectations;
•contain projections of future results of operations or financial condition; or
•state other “forward-looking” information.
All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this MD&A provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:
•changes adversely affecting the industry in which we operate;
•our ability to achieve our business strategies or to manage our growth;
•general economic conditions;
•the effects of the COVID-19 pandemic on the global economy, on the markets in which we compete and on our business;
•our ability to maintain the listing of our securities on the New York Stock Exchange;
•our ability to retain our key employees;
•our ability to recognize the anticipated benefits of the Business Combination; and
•the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.
These and other factors are more fully discussed in the “Item 3. Key Information—D. Risk Factors” section of the Annual Report and elsewhere in this MD&A. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this MD&A.
All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events.